Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Perfect Peony Holding Company Limited,

Perfect World Merger Company Limited

and

Perfect World Co., Ltd.

Dated as of April 26, 2015

i

Annex A — Plan of Merger

Company Disclosure Schedule

Execution Version

AGREEMENT AND PLAN OF MERGER, dated as of April 26, 2015 (this “Agreement”), among Perfect Peony Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Perfect World Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Perfect World Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2013 Revision) of the Cayman Islands (as amended) (the “CICL”), Parent, Merger Sub and the Company have agreed to enter into a merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the Surviving Company (as defined below) and a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Company Board (the “Special Committee”), has (a) determined that it is fair and in the best interests of the Company and its shareholders (other than the Rollover Shareholder (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, the sole director of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger;

WHEREAS, Parent, acting in the capacity as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub, as the case may be, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholder (as defined below) has executed and delivered to Parent an Equity Contribution Agreement, dated as of the date hereof, among the Rollover Shareholder and Parent (together with the schedules and exhibits attached thereto, the “Rollover Agreement”), pursuant to which the Rollover Shareholder will contribute to Parent, subject to the terms and conditions therein, the Rollover Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guarantee by the Rollover Shareholder (the “Guarantor”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the “Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01           Certain Defined Terms.  For purposes of this Agreement:

“2014 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement, which does not include any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

“Acquisition Proposal” means any proposal or offer by any Person or group of Persons regarding any of the following (other than the Transactions): (a) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization,  liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (b) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (d) any general offer, tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

“Action” means any litigation, suit, claim, action, proceeding, hearing, arbitration, mediation, investigation, demand letter, formal or informal regulatory document production request or any other judicial or administrative proceeding, in Law or equity.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Alternative Acquisition Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the Cayman Islands, Beijing, Hong Kong or the City of New York.

“Buyer Group Contracts” means (a) the Rollover Agreement, including all amendments thereto or modifications thereof.

“Buyer Group Parties” means, collectively, the parties to any of the Buyer Group Contracts or any of their respective Affiliates.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Material Adverse Effect” means any circumstance, event, change, effect or development (any such item, an “Effect”) that, individually or in the aggregate together with all other Effects, (i) has had  or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect (by itself or when aggregated or taken together with any and all other Effects) arising out of or resulting from any of the following shall be (a) deemed to be or constitute a “Company Material Adverse Effect,” or (b) taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (A) changes or modifications in GAAP or regulatory accounting requirements or changes in Laws (or interpretations or enforcement thereof) or directives or policies of a Governmental Authority of general applicability that are applicable to the Company or any of its Subsidiaries after the date of this Agreement; (B) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (C) changes in general business, economic, political or financial market conditions; (D) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings; (E) the public disclosure of this Agreement or the

Transactions or the consummation of the Transactions or the announcement of the execution of this Agreement, including any intention of announcement of shareholder litigation or other legal proceeding relating to this Agreement; (F) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God, natural disasters or epidemics; (H)  the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (I) any change or prospective change in the Company’s credit ratings; (J ) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (K) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; (L) actions or omissions of the Company or any of its Subsidiaries taken (x) as required by this Agreement, (y) with the written consent of Parent, Merger Sub, the Guarantor or the Financing Sources, or (z) at the written request of Parent, Merger Sub, the Guarantor or the Financing Sources; (M) any breach of this agreement by Parent or Merger Sub; or (N) any issues, events, actions or non-actions listed in the Company Disclosure Schedule; except, in the case of the foregoing subclauses (A), (B), (C), (D) and (G), to the extent the impact of such Effect has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate; or (ii) would reasonably be expected to prevent the consummation of the Transactions.

“Company Option” means an option to purchase Shares granted under the Company Share Incentive Plans.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve this Agreement, the Plan of Merger and the Transactions.

“Company Share Incentive Plans” means the Company’s Amended and Restated Share Incentive Plan, effective November 14, 2009, the Company’s 2010 Amended and Restated Share Incentive Plan and the Company’s 2013 Amended and Restated Share Incentive Plan, each as amended and supplemented as of the date hereof.

“Company Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions at the Company Shareholders’ Meeting by a special resolution (as defined under the CICL), requiring the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at the Company Shareholders’ Meeting, in accordance with the CICL and the Company’s memorandum and articles of association.

“Company Shareholders’ Meeting” means the general meeting of the holders of Shares (including Shares represented by ADSs), including any adjournments thereof, to be held to consider the approval and authorization of this Agreement, the Plan of Merger and the Transactions.

“Confidentiality Agreement” means the confidentiality agreement, dated January 24, 2015, between Michael Yufeng Chi and the Company.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract, or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, licenses, outstanding Orders, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means January 25, 2016.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974 or any successor statute, as amended and as in effect as of the date hereof.

“ERISA Affiliate” means any entity which, together with the Company of any of its Subsidiaries, is treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory, administrative or self-regulatory authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Indebtedness” means, with respect to any Person, without duplication:  (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services (including any earn-outs and other contingent consideration payable in connection with the acquisition of any Person or the assets or business of any Person); (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person; and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, whether registered or unregistered, including: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights, copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in inventions, works, discoveries, innovations, know-how, and other forms of technology, (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith, (c) domain names, rights of privacy and publicity, and moral rights, (d) copyrights, software registrations, software designs, source codes, and copyright registration applications, (e) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, and contractual rights relating to any of the foregoing, and (f) Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of any of the Company’s chief executive officer and chief financial officer, after reasonable inquiry of their direct reports; and (ii) with respect to Parent and Merger Sub, the actual knowledge of Michael Yufeng Chi, after reasonable inquiry of their direct reports.

“Law” means any federal, national, foreign, supranational, state, local, administrative or other law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Owned Real Property” means the real property in which the Company or any of its Subsidiaries has fee title (or equivalent) interest, together with, to the extent owned by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means:  (a) liens for Taxes, assessments and charges or levies by Governmental Authorities (x) not yet due and payable or (y) that are being contested in good faith by appropriate proceedings, and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, in each case, that are being contested in good faith by appropriate proceedings; (c) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Encumbrances imposed by applicable Law other than as a result of violation of Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (j) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (k) standard survey and title exceptions; (l) any other Encumbrances that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect; and (x) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC, effective as of August 1, 2008, as amended.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Information” means (a) all financial and all other information (including historical financial statements and pro forma financial statements and data) regarding the Company and its Subsidiaries reasonably required or requested by Parent, Merger Sub or the Financing Sources.

“Rollover Shares” means the Shares set forth in the Rollover Agreement.

“Rollover Shareholder” means Perfect Human Holding Company Limited.

“SAFE” means State Administration of Foreign Exchange of the PRC or its local counterparts.

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the approval of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its Subsidiaries.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means any bona fide written Acquisition Proposal (each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%) on terms that the Company Board (acting through the Special Committee) shall have determined in good faith (after consultation with its financial advisers and outside legal counsel) (A) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including certainty of closing) and the Person making the proposal and (B) if consummated, would result in a transaction more favorable to the shareholders of the Company (other than the Rollover Shareholder) from a financial point of view than the Merger (x) after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 7.03(d)(ii)) and (y) after receiving the advice of the Company Board’s financial advisors; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (i) the offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer or (ii) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, service, use, share capital, payroll, employment, social security, social insurance, workers’ compensation, unemployment compensation or net worth, excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes, license, registration, documentation, customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“U.S.” means the United States of America.

Section 1.02                             Other Defined Terms.  The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADSs	Section 3.01(a)
Agreement	Preamble
Alternative Debt Financing	Section 7.14(b)
Alternative Debt Financing Documents	Section 7.14(b)
Bankruptcy and Equity Exception	Section 4.03(a)
Certificated Shares	Section 3.01(a)
Change in the Company Recommendation	Section 7.03(c)
CICL	Recitals
Closing Date	Section 2.02
Company	Preamble
Company Board	Recitals

Defined Term	Location of Definition

Company Financial Advisers	Section 4.18
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)
D&O Insurance	Section 7.05(c)
Debt Financing	Section 5.08(b)
Debt Financing Commitment	Section 5.08(b)
Depositary	Section 3.07
Deposit Agreement	Section 3.07
Dissenting Shareholders	Section 3.05(a)
Dissenting Shares	Section 3.05(a)
Effective Time	Section 2.02
Environmental Laws	Section 4.16(b)(i)
Environmental Permits	Section 4.16(b)(ii)
Exchange Fund	Section 3.02(a)
Excluded Party	Section 7.03(b)
Excluded Shares	Section 3.01(b)
Fee Letter	Section 5.08(b)
Financing	Section 5.08(b)
Financing Documents	Section 5.08(b)
Financing Sources	Section 7.15
Go-Shop Period End Date	Section 7.03(a)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substance	Section 4.16(b)(iii)
Indemnified Parties	Section 7.05
Intervening Event	Section 7.02(b)
Material Contracts	Section 4.14(a)
Maximum Annual Premium	Section 7.05(c)
Merger	Recitals
Merger Sub	Preamble
Outstanding Proposal	Section 9.03(b)
Parent	Preamble
Parent Termination Fee	Section 9.03(c)
Paying Agent	Section 3.02(a)
Per ADS Merger Consideration	Section 3.01(a)
Per Share Merger Consideration	Section 3.01(a)
Plan of Merger	Section 2.02
Proxy Statement	Section 7.01(a)
Registrar	Section 2.02
Release	Section 4.16(b)(iv)

Defined Term	Location of Definition

Restraint	Section 8.01(b)
Rollover Agreement	Preamble
Shares	Section 3.01(a)
Share Certificates	Section 3.01(a)
Software	Section 4.12(a)
Solicited Person	Section 7.03(a)
Special Committee	Recitals
Surviving Company	Section 2.03
Takeover Statutes	Section 4.17
Trade Secrets	Section 4.12(b)
Transactions	Recitals
Uncertificated Shares	Section 3.01(a)
Voting Agreement	Recitals

Section 1.03           Interpretation; Headings.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  When reference is made to an Annex, Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated.  References to sums of money are expressed in lawful currency of the U.S. and “$” refers to U.S. dollars.  The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01                             The Merger.  Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII, and in accordance with the applicable provisions of the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.

Section 2.02                             Closing; Effective Time.  The closing of the Merger (the “Closing”) shall take place at 10:00 p.m. (Hong Kong time) at the offices of Orrick, Herrington

& Sutcliffe LLP, 43/F Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the third (3rd) Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent (the day on which the Closing takes place being the “Closing Date”).  As early as practicable on the Closing Date, Merger Sub and the Company shall execute a plan of merger, substantially in the form set out in Annex A (the “Plan of Merger”), and the parties hereto shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands (the “Registrar”) as provided by Section 233 of the CICL. The Merger shall become effective on the date when the Plan of Merger is registered by the Registrar, or such other date and time specified in the Plan of Merger being not later than the ninetieth (90th) day after the date of such registration, in accordance with the CICL (the “Effective Time”).

Section 2.03                             Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, Merger Sub shall be struck off the register of companies in the Cayman Islands and shall thereupon be dissolved such that the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company (as defined under and for the purposes of the CICL) of the Merger (the “Surviving Company”), and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.04                             Memorandum and Articles of Association of Surviving Company.  At the Effective Time, and without any further action on the part of the parties hereto, the memorandum and articles of association of the Company will be amended and restated by deletion in their entirety and the substitution in their place of the memorandum and articles of association in the form attached to the Plan of Merger, which shall be substantively in the form of the memorandum and articles of association of Merger Sub then in effect (except that, at the Effective Time, (i) Article I of the memorandum of association of the Surviving Company shall be amended to be and read as follows: “The name of the company is Perfect World Co., Ltd.” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “Perfect World Co., Ltd.” and (ii) references therein to the authorized share capital of the Surviving Company will be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.05                             Directors and Officers.  The Plan of Merger shall provide that, and the parties hereto shall take all necessary action such that, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company at the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.  The Plan of Merger shall provide that, and the parties hereto shall take all necessary action such that, officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.  This Section 2.05 is for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute a guarantee of employment, (b) confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement, or (c) constitute an amendment or modification of any Company Share Incentive Plan.

ARTICLE III

CANCELLATION AND CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01                             Cancellation and Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any security of the Company, the following shall occur:

(a)                                                   Merger Consideration; Conversion of Company Shares.  Each Class A ordinary share, par value US$0.0001 per share, of the Company (a “Class A Share”)  and each Class B ordinary share, par value US$0.0001 per share, of the Company (a “Class B Share” and, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class B Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist, in exchange for the right of the holder of such Share to receive $4.04 in cash without interest (the “Per Share Merger Consideration”), and each holder of such Shares (including Shares which are represented by a certificate or certificates (“Share Certificates”) immediately prior to the Effective Time (“Certificated Shares”) and uncertificated shares which are not represented by any Share Certificate immediately prior to the Effective Time (“Uncertificated Shares”)) shall thereafter cease to have any rights with respect thereto except (i) the right to receive the Per Share Merger Consideration in consideration therefor, subject to surrender of the relevant Share Certificate(s) in the case of Certificated Shares in accordance with Section 3.02(b) (or in the case of a lost, stolen or destroyed Share Certificate, Section 3.02(g)) or (ii) as provided by Law.  Each American Depositary Share, representing five (5) Class B Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right of the holder of such ADS to receive an amount in cash equal to $20.20 without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement.  Each Share represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement.  In the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail.  The register of members of the Company will be amended accordingly.

(b)                                                   Excluded Shares.  Each of (i) the Rollover Shares and (ii) the Shares held by Parent, the Company or any of their Subsidiaries, including such Shares represented by ADSs (the “Excluded Shares”), shall be cancelled and cease to exist and no payment or distribution shall be made with respect thereto.

(c)                                                    Dissenting Shares.  Each of the Dissenting Shares shall be cancelled in accordance with Section 3.05 and thereafter represent only the right to receive the applicable payments set forth in Section 3.05.

(d)                                                   Share Capital of Merger Sub.  Each ordinary share, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in exchange for the right to receive one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company.  Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

(e)                                                    Adjustments to Merger Consideration.  The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares with a record date occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares, ADSs and Company Options the same economic effect as contemplated by this Agreement prior to such action.

Section 3.02                             Exchange of Share Certificates.

(a)                                                   Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company which shall be satisfactory to the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for the benefit of the holders of Shares and Company Options.  At or prior to the Effective Time (or in the case of Section 3.05, when ascertained), Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and Company Options, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(a),  Section 3.04(b) and Section 3.05 (such aggregate cash amount being hereafter referred to as the “Exchange Fund”, and in the case of payments under Section 3.05, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).  The Exchange Fund may be invested by the Paying Agent as directed by Parent; provided, however, that, if Parent directs the Paying Agent to invest the Exchange Fund, such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof and backed by the full faith and credit of the U.S., in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available).  If for any reason following the Effective Time (including investment losses or as a result of any Dissenting Shareholder effectively waiving, withdrawing or losing such shareholder’s dissenter rights) the cash in the

Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent.  Except as contemplated by Section 3.02(e), the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02(a).

(b)                                                   Payment Procedures.

(i)                                     As promptly as practicable after the Effective Time, but in any event no later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, registered as a holder of record of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.01(a):  (A) a letter of transmittal (which shall be reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree) and (B) instructions for effecting the surrender of the Share Certificates representing Certificated Shares (or delivery of an affidavit and indemnity of loss in lieu of such Share Certificate as provided in Section 3.02(g)) pursuant to such letter of transmittal.  As soon as practicable after the Effective Time, Parent shall also cause the Paying Agent to deliver to the Surviving Company a cash amount in immediately available funds sufficient to make the payments described under Section 3.04(b) and the Surviving Company shall make such payments to the Persons entitled to receive such amounts through its payroll, subject to all applicable income and employment Taxes and other authorized deductions (including pursuant to Section 3.06).

(ii)                                  Upon surrender to the Paying Agent of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Certificated Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor an amount equal to (x) the number of Certificated Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or the number of Uncertificated Shares (as the case may be) registered in such holder’s name in the register of members of the Company multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.

(iii)                               Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable (but in any event no later than three (3) Business Days) following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the aggregate of the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs.  The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Merger Consideration to holders of ADSs, including applicable ADS cancellation fees.

(iv)                              No interest shall be paid or will accrue on any amount payable in respect of the Shares (including Shares represented by ADSs) or ADSs pursuant to the provisions of this ARTICLE III.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, the Merger Consideration in respect of such Shares may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Shares and evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)                                                    No Further Rights in Company Shares.  The Per Share Merger Consideration paid in respect of cancellation of the Shares (including Certificated Shares upon the surrender of the relevant Share Certificates and the Uncertificated Shares) and the Per ADS Merger Consideration paid in respect of the ADSs, in each case in accordance with the terms of this ARTICLE III, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares and the ADSs.  From and after the Effective Time, the holders of Shares or ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs, except as otherwise provided for herein or by applicable Law.

(d)                                                   Untraceable Shares.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Paying Agent of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such Person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered.

(e)                                                    Termination of Exchange Fund.  Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares or ADSs on the date that is one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares or ADSs who have not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Company for the

Merger Consideration to which they are entitled pursuant to ARTICLE III, without any interest thereon.  Any amounts remaining unclaimed by such holders which is immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)                                                     No Liability.  None of the Paying Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares or ADSs for any Per Share Merger Consideration or Per ADS Merger Consideration from the Exchange Fund or other cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)                                                    Lost Share Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares formerly represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 3.01(a).

Section 3.03                             Register of Members.  At the Effective Time, the register of members of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the register of members of the Company, provided that nothing herein shall prevent the Surviving Company from maintaining a register of members in respect of the ordinary shares of the Surviving Company after the Effective Time and from registering transfers of such ordinary shares after the Effective Time.  On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be cancelled and exchanged for the Per Share Merger Consideration with respect to the Shares formerly represented by such Share Certificates or Uncertificated Shares to which the holders thereof are entitled pursuant to Section 3.01(a).

Section 3.04                             Share Incentive Plans and Company Options.

(a)                                                   Effective as of the Effective Time, the Company, acting through the Company Board or the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to (i) terminate the Company Share Incentive Plans, and any relevant award agreements applicable to the Company Share Incentive Plans, and (ii) cause the Company Options to be treated as set forth in Section 3.04(b) below.

(b)                                                   At the Effective Time, each Company Option that remains outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and shall entitle the former holder thereof to receive a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option and (ii) the number of Shares or ADSs, as applicable, underlying such Company Option payable on the next regularly scheduled employee payroll date in the jurisdiction of such Company Option holder (whether or not such Company Option holder is then an employee of the Company); provided that, if the per share exercise price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled at Closing without any payment therefor.

(c)                                                    The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of a Company Option, except as provided herein.

Section 3.05                             Dissenting Shares.

(a)                                                   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist following payment of their fair value in accordance with Section 238 of the CICL, and from the Effective Time each such Dissenting Shareholder shall cease to have any of the rights of a shareholder the Company except the right to be paid the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.01(a).

(b)                                                   The Company shall give Parent (i) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ dissenter rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands.

Section 3.06                             Withholding.   Each of Parent, Merger Sub, the Company, the Surviving Company and any of its Subsidiaries, the Paying Agent and the Depositary shall be entitled to deduct and withhold from any amounts payable under this Agreement (i) to any holder of Shares, ADSs, Company Options such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law and (ii) to any holder of Shares that has not provided a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, such amounts, if any, required to be deducted and withheld pursuant to the backup withholding provisions of Section 3406 of the Code and the Treasury regulations thereunder.  Parent, Merger Sub, the Surviving Company and any of its Subsidiaries, the Paying Agent and the Depositary shall not be entitled to deduct and withhold from any amounts payable under this Agreement any amounts in respect of Taxes other than those described in the preceding sentence without the prior written consent of the Company.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.07                             Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the amended and restated deposit agreement, dated as of August 23, 2011 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended, the “Deposit Agreement”) in accordance with its terms.

Section 3.08                             Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except as (a) set forth in the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to such section of this Agreement to which it corresponds in number and any other section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, without independent inquiry), (b) disclosed in the Company SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein) or (c) for any matters with respect to which Mr. Michael Yufeng Chi has actual knowledge without investigation or inquiry, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01                             Organization and Qualification; Subsidiaries.

(a)                                                   The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

(b)                                                   A true and complete list of all the Subsidiaries of the Company as of the date hereof, identifying the jurisdiction of incorporation or organization of each such Subsidiary, and the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 4.01(b) of the Company Disclosure Schedule.

Section 4.02                             Memorandum and Articles of Association.   The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.03                             Capitalization.

(a)                                                   The authorized share capital of the Company consists of US$1,000,000 divided into 2,000,000,000 Class A Shares of a par value US$0.0001 per share and 8,000,000,000 Class B Shares of a par value US$0.0001 per share.  As of the date of this Agreement, (i) 29,671,195 Class A Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 219,266,335 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (iii) no Shares are held in the treasury of the Company, and (iv) 28,180,788 Shares have been reserved for issuance under the Company Share Incentive Plans.  Except as set forth in this Section 4.03 and Section 4.03(a) of the Company Disclosure Schedule, there are no shares of share capital or other equity interests in the Company, options, warrants, convertible debt, other convertible instruments, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or other equity interests in, the Company or any of its Subsidiaries or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any share capital, or other equity interests in, the Company or any of its Subsidiaries.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other equity interests in, any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person.

(b)                                                   Section 4.03(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a summary of the issued and outstanding Company Options, and with respect to each batch of Company Option the number of Shares subject to each such Company Option, the price per share at which such Company Option may be exercised.  All outstanding Company Options have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Incentive Plan, and the per share exercise price of each Company Option requiring exercise was equal to or greater than the fair market value (within the meaning of Section 422 of the Code, in the case of each Company Option intended to qualify as an “incentive stock option”, and within the meaning of Section 409A of the Code, in the case of each other Company Option awarded to a U.S. person).

(c)                                                    Except as set forth in Section 4.03(c) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, the outstanding share capital of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share capital or other equity interests.  The registered capital of each PRC Subsidiary has been duly paid as scheduled within the prescribed time.  Except for its Subsidiaries set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not control, directly or indirectly, any shares of share capital of, or other equity interest in, or any interest convertible into or exercisable or exchangeable for any shares of share capital of, or other equity interest in, any other Person.  Neither the Company nor any of its Subsidiaries has any agreement, arrangement, relationship or understanding with any Person that facilitates, entitles, obligates or compels or would reasonably be expected to facilitate, entitle, obligate or compel the Company or such Subsidiary to consolidate the financial conditions of any Person (other than the Subsidiaries of the Company set forth in Section 4.01(b) of the Company Disclosure Schedule).

(d)                                                   No bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(e)                                                    Except as set forth in Section 4.03(e) of the Company Disclosure Schedule and the Voting Agreement, there are no voting trusts or other agreements to which the Company is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares or any other share capital of, or other equity interests in, the Company.

Section 4.04                             Authority Relative to This Agreement; Vote Required.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Shareholder Approval and the filing of the Plan of Merger and related documents as required by the CICL and publication of notification of the Merger in the Cayman Islands Government Gazette).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement and the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)                                                   The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement, Plan of the Merger and the Transactions including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholder), (ii) approved and declared it advisable to enter into this Agreement, the Plan of Merger and the Transactions including the Merger, (iii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iv) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions including the Merger by the shareholders of the Company, and directed that this Agreement, the Plan of Merger and the Transactions including the Merger be submitted to the shareholders of the Company for their approval at the Company Shareholders’ Meeting.  The only vote of the holders of any class or series of share capital of the Company required to approve the Transactions including the Merger, this Agreement and the Plan of Merger including the Merger is the Company Shareholder Approval.

Section 4.05                             No Conflict; Required Filings and Consents.

(a)                                             The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions including the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.12 of this Agreement, and assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Shareholder Approval, violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Material Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)                                             The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 4.06                             Permits; Compliance.  (a)  Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is or has been in default, breach or violation of, any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except for any such defaults, breaches or violations that would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, all material permits and licenses by, or approvals, filings and registrations with, the PRC Governmental Authorities required to be obtained or made in respect of the PRC Subsidiaries and their operations as well as their respective local counterparts, have been duly obtained or completed in accordance with applicable Laws, except for where any such failure to obtain or complete that would not have a Company Material Adverse Effect.

(b)                                                   Each of the Company and its Subsidiaries is, and since December 31, 2011, has been, in compliance with all Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, except for any such non-compliance that would not have a Company Material Adverse Effect.  No investigation, charge, assertion or review by any Governmental Authority with respect to the Company or any Subsidiary is pending (in each case that is material to the Company and its Subsidiaries taken as a whole) or, to the Knowledge of the Company, threatened, nor has any Governmental Authority alleged any violation of any such Laws or indicated an intention to conduct any such investigation or review of the Company or any of its Subsidiaries.

Section 4.07                             SEC Filings; Financial Statements.  Except as set forth in Section 4.07 of the Company Disclosure Schedule:

(a)                                                   The Company has timely filed all forms, reports, statements, schedules and other documents (together with all exhibits and schedules thereto) required to be filed by it with the SEC since July 27, 2007 (the forms, reports, statements, schedules and other documents filed since July 27, 2007 and those filed subsequent to the date hereof, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is or has been subject to the reporting requirement of Sections 13(a) or 15(d) of the Exchange Act.

(b)                                                   Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with GAAP, except as may be noted therein, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not have a Company Material Adverse Effect and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)                                                    Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP, except for liabilities and obligations (i) that are reflected, or for which reserves are established, on the 2014 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (iii) that would not have a Company Material Adverse Effect, or (iv) that are disclosed prior to the date of this Agreement in the Company SEC Reports, incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

(d)                                                   The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report.  The Company has been and is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NASDAQ.  To the Knowledge of the Company, there have been no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.  The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed and maintained to ensure that all material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company maintains internal control over financial reporting (as such term is defined in the Exchange Act) that are designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act, and based on such evaluation, the Company’s certifying officer concluded that such disclosure controls and procedures are effective.  As used in this Section 4.07, the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e)                                                    The Company maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects.

Section 4.08                             Absence of Certain Changes or Events.   Since December 31, 2014, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), and (b) there has not been (i) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which, to the Company’s Knowledge, has had a Company Material Adverse Effect or (ii) any other event, change, occurrence or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01(b)(i), Section 6.01(b)(v), Section 6.01(b)(ix), Section 6.01(b)(x), or Section 6.01(b)(xv).

Section 4.09                             Absence of Litigation.  Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority that if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries nor any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 4.10                             Labor; Employment and Benefits Matters.  (a)  Except as would not have a Company Material Adverse Effect, (i) there are no collective bargaining agreements or similar agreements or understanding between the Company or any of its Subsidiaries and any labor organization, works council, or other representative applicable to persons employed by the Company or any of its Subsidiaries, nor is any such agreement presently being negotiated by the Company or any of its Subsidiaries; (ii) there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries before any Governmental Authority and there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iii) no executive or key employee of the Company or any of its Subsidiaries has given written notice that he or she plans to terminate employment with the Company or the applicable Subsidiary and no significant number of employees of the Company or any of its Subsidiaries have given written notice that they plan to terminate employment with the Company or the applicable Subsidiary.

(b)                                                   Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, (A) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes; and (B) without prejudice to the generality of the foregoing, each PRC Subsidiary has complied with all the applicable PRC Laws in labor management, including without-written-contract requirement, open-ended contract entitlement, paid leaves entitlement, payroll and overtime compensation, and severance payment, and has not been investigated by any Governmental Authority in charge of labor management for violating any PRC labor Law.

(c)                                                    Except (i) as set forth in Section 4.10(c) of the Company Disclosure Schedule, and (ii) as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Company Share Incentive Plans or otherwise; (B) increase any benefits otherwise payable under any of the Company Share Incentive Plans; (C) result in any acceleration of the time of payment or vesting of any such benefits; or (D) limit or restrict the right to amend, terminate or transfer the assets of any Company Share Incentive Plan on or following the Effective Time.  Except as set forth in Section 4.10(c), neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (x) result in any “parachute payment” that would not be deductible by reason of the application of Section 280G of the Code or (y) entitle any Person to any tax gross-up payment.

(d)                                                   There is no outstanding Order or pending or, to the Knowledge of the Company, threatened claim against the Company Share Incentive Plans that has a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each document prepared in connection with a Company Share Incentive Plan complies with applicable Law, (ii) each Company Share Incentive Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting principles in the applicable jurisdiction applied to such matters and (iii) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Company Share Incentive Plan, and no Action is pending or threatened with respect to any Company Share Incentive Plan.

(e)                                                    Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, none of the Company Share Incentive Plans is or has ever been subject to ERISA.  The Company does not have any liability (contingent or otherwise) with respect to any defined benefit plans or multiemployer plans under Title IV of ERISA or any other Law.  Neither the Company nor any ERISA Affiliate maintains or has within the prior six years maintained or contributed to an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code and neither the Company nor any ERISA Affiliate has any material liability (contingent or otherwise) in respect of any such plan.

Section 4.11                             Real Property; Title to Assets.

(a)                                                   Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)                                                   The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property that is material to the business of the Company and its Subsidiaries taken as a whole (and all modifications, amendments and supplements thereto).  Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.  Each Lease is valid, binding and enforceable, and except as would not have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its applicable Subsidiaries is in breach or violation of, or default under any Lease except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                                                    As of the date of this Agreement, no party to any Lease has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)                                                   Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12                             Intellectual Property.

(a)                                                   Except as set forth in Section 4.12(a) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, (i) to the Knowledge of the

Company, the Company and its Subsidiaries own or have a valid and enforceable right or license to use (in the manner in which the same is being used on the date hereof), all Intellectual Property that is owned or licensed to the Company or any of its Subsidiaries and is material to the businesses of the Company and its Subsidiaries taken as a whole as conducted as of the date hereof (except for Software (defined below), which is contemplated in Section 4.12(a)(ii) below), and in the case of such Intellectual Property owned by the Company or its Subsidiaries, free and clear of all Encumbrances, except Permitted Encumbrances; (ii) (A) the Company and its Subsidiaries own or have a valid right or license to use, sell, transfer and otherwise exploit all material software and copyrights used in connection with the businesses of the Company and its Subsidiaries as currently conducted (the “Software”), and in the case of such Software owned by the Company or its Subsidiaries, free and clear of all Encumbrances, except Permitted Encumbrances, (B) the Company and its Subsidiaries possess the source code, object code and documentation for all Software owned by the Company and its Subsidiaries, (C) the Company and its Subsidiaries have not disclosed the source code of any Software to any third party, except pursuant to valid and appropriate non-disclosure, license agreements and/or other agreements, and (D) no Software license is subject to any obligation that would require the Company or its Subsidiaries to disclose to any Person any source code or trade secret that is part of any Software; (iii) to the Knowledge of the Company, all material Intellectual Property is valid and subsisting, all prosecution, maintenance, renewal and other similar fees therefor have been paid and are current, and all registrations and applications therefor remain in full force and effect; (iv) all of the Intellectual Property disclosed as owned by the Company or its Subsidiaries belong to the Company or its Subsidiaries and are not the property of a third party such as a customer; (v) there are no pending or, to the Knowledge of the Company, threatened Actions by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by the Company or any of its Subsidiaries of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Intellectual Property, or challenges to the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Company or any of its Subsidiaries; (vi) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, dilute, or misappropriate any Intellectual Property rights of any Person; (vii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, disclosed without authorization, misused, misappropriated or otherwise violated any Intellectual Property rights of any third party; and (viii) to the Knowledge of the Company, no Person has infringed, diluted or misappropriated any Intellectual Property owned by the Company or its Subsidiaries.

(b)                                                   (i) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality, integrity, and security of  material confidential or proprietary information, and trade secrets of the Company and its Subsidiaries, material confidential or proprietary information and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof, and material confidential or proprietary information and trade secrets developed by the Company or any of its Subsidiaries but based on written Contract or operation of applicable Law belonging to their customers, clients, or other Persons, and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any written Contract to maintain the security or confidentiality thereof  (together, the “Trade Secrets”); and (ii) except as set forth in Section 4.12(b) of the Company

Disclosure Schedule or as would not reasonably be expected to have a Company Material Adverse Effect, (A) there has been no possession, disclosure or use of any Trade Secrets, and no Trade Secrets have been obtained, used, disclosed or discovered by any Person, except pursuant to and in accordance with valid and appropriate non-disclosure and/or license agreements or pursuant to duties or obligations arising by operation of applicable Law, and (B) there has been no actual breach of (1) the information security and privacy policies of the Company or its Subsidiaries, or (2) the security of information systems under the control of the Company or any of its Subsidiaries, involving the actual acquisition, use, loss, corruption, destruction, compromisation or disclosure of any Trade Secrets maintained or stored by the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has a duty or obligation under applicable Law or any written Contract to maintain the security, integrity or confidentiality thereof.

Section 4.13                            Taxes.  (a)  All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file).

(b)                                                   All material Taxes of the Company and its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been timely paid.  Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2012 other than in the ordinary course of business consistent with past practice.  There are no material Tax liens on the assets of the Company or any of its Subsidiaries other than for (x) Taxes not yet due and payable and (y) Taxes that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been reflected on the books of the Company or its Subsidiaries in accordance with GAAP.

(c)                                                    Each of the Company and its Subsidiaries has timely paid and withheld all material Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority) and have otherwise materially complied with all Tax payments, withholding and reporting requirements.

(d)                                                   Except as disclosed in Section 4.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations that is currently in effect or agreed to any extension of any period currently in effect for the assessment or collection of any material Tax.  To the Knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.  No material deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(e)                                                    Neither the Company nor any of its Subsidiaries is a party to or is bound by any tax sharing agreement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).

Section 4.14                             Material Contracts.

(a)                                                   For purposes of this Agreement, “Material Contracts” shall include any Contract that:

(i)                                     is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F under which there are material rights or obligations outstanding;

(ii)                                  is (A) an indenture, credit agreement, loan agreement, security agreement, guarantee, note, or mortgage or (B) a Contract relating to Indebtedness or Encumbrance having an outstanding amount in excess of US$15 million individually or US$60 million in the aggregate, in each case, other than intercompany agreements (except for intercompany agreements with any Subsidiary of the Company organized or operating in the PRC);

(iii)                               is a Contract pursuant to which the Company or any of its Subsidiaries was granted any land use rights;

(iv)                              prohibits the payment of dividends or distributions in respect of the share capital of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the share capital of the Company or any of its wholly owned Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its wholly owned Subsidiaries;

(v)                                 is a license agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for commercially available software on standard terms);

(vi)                              contains provisions that prohibit the Company or any of its Subsidiaries from competing in any material line of business, grant a right of exclusivity to any Person which prevents the Company or its Subsidiaries from entering any territory, market or field anywhere in the world, subject the Company or any of its Subsidiaries to “most favored nation,” “benchmarking” or “price downward adjustment”  obligations, or could require the Company or any of its Subsidiaries to transfer any of its assets or operations to a third party;

(vii)                           provides for any change of control;

(viii)                        is an outstanding Contract involving the payment or receipt of amounts by the Company or its Subsidiaries of more than US$15 million as set forth therein (other than any Contract referenced in clause (ix) below); or

(ix)                              is an outstanding joint venture contract, strategic cooperation or partnership arrangement (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party with a contractual value more than US$15 million as set forth therein;

provided that Material Contracts shall not include any (i) Company Share Incentive Plans and (ii) any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other Contract between the Company or one of its Subsidiaries and any Service Provider with respect to which the Company or one of its Subsidiaries has or may have any material liability or obligation, which Contracts are dealt with exclusively in Section 4.10.

(b)                                                   Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.15                             Insurance.  Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in such amounts as reasonably required for the operation of the business of the Company and its Subsidiaries and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.16                             Environmental Matters.(a)  Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are now and have been in compliance since December 31, 2011, with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (ii)  to the Knowledge of the Company, there have been no releases of Hazardous Substance at or on any property owned or operated by the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law, and (v) neither the Company nor any of its Subsidiaries is subject to any Order with any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

(b)                                                   For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)                                     “Environmental Laws” means any applicable Law of the PRC and any other jurisdiction in which the Company or any of its Subsidiaries has material business operations relating to: (A) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of any construction project, (B) Releases or threatened Releases of Hazardous Substance, (C) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substance, (D) the environment, or (E) the protection of human health and safety (including radioisotope safety, bio safety and fire protection).

(ii)                                  “Environmental Permits” means all assessments, permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii)                               “Hazardous Substance” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(iv)                              “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 4.17                             Takeover Statutes.  The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for CICL) or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 4.18                             Opinion of Financial Adviser.  The Special Committee has received the written opinion of China Renaissance Securities (Hong Kong) Limited and Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) (the “Company Financial Advisers”), dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the Company’s shareholders (other than Parent, Merger Sub, the Rollover Shareholder, and holders of Shares that are Affiliates of Parent, Merger Sub or the Rollover Shareholder), and a copy of such opinion has been delivered to Parent, solely for informational purposes, following receipt thereof by the Special Committee.

Section 4.19                             Brokers.   No broker, finder or investment banker (other than the Company Financial Advisers) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.20                             No Additional Representations.   Except for the representations and warranties made by the Company in this ARTICLE IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.  Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this ARTICLE IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01                             Corporate Organization.  Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions or perform their material obligations under this Agreement.

Section 5.02                             Memorandum and Articles of Association.  Parent has heretofore furnished to the Company a complete and correct copy of the memorandum and articles of association or equivalent organizational documents of Parent and the memorandum and articles of association of Merger Sub, each as amended to date.  Such memorandum and articles of association or equivalent organizational documents are in full force and effect.  Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 5.03                             Capitalization.

(a)                                                   The authorized share capital of Parent consists solely of 500,000,000 ordinary shares, par value $0.0001 per share.  As of the date of this Agreement, 1,000 ordinary shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.

Except as set forth in the Rollover Agreement, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.  All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)                                                   The authorized share capital of Merger Sub consists of 10,000,000,000 ordinary shares, par value $0.0001 per share, 1,000 of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and 1,000 of which are owned by Parent.  All outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Parent free and clear of all Encumbrances, except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04                             Authority Relative to This Agreement.

(a)                                                   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than, with respect to the Merger, the filing of the Plan of Merger and related documents as required by the CICL and publication of notification of the Merger in the Cayman Islands Government Gazette).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)                                                   Each of the sole director of Parent and the sole director of Merger Sub has duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by him to effect the Transactions.  Parent, acting as the sole shareholder of Merger Sub, has duly and validly approved and authorized the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions by Merger Sub.

Section 5.05                             No Conflict; Required Filings and Consents.

(a)                                                   The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by each of Parent and Merger Sub, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of

Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

(b)                                                   The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including the filing of the Proxy Statement, and the filing of one or more amendments to the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, clearance, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.06                             Operations of Parent and Merger Sub.  Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions (including the contribution of Rollover Shares).  Except for obligations or liabilities incurred in connection with its formation and related to the Transactions (including in connection with arrangement of the Debt Financing), each of Parent and Merger Sub has not incurred and will not, prior to the Effective Time, incur, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities, or engage in any business activities of any type or kind whatsoever or enter into any agreements or arrangements with any Person.

Section 5.07                             Absence of Litigation.  There is no Action pending or, to the Knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates, or any property or asset of Parent, Merger Sub or any of their respective Affiliates, before any Governmental Authority that, individually or in the aggregate, prevents or has prevented or materially adversely affects or has materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions.  Neither Parent nor Merger Sub nor any of their respective Affiliates nor any material property or asset of Parent, Merger Sub or any of their respective Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.08                             Financing.

(a)                                                   Assuming (i) the Financing is funded in accordance with the Financing Documents, (ii) the contributions, investments and other transactions contemplated by the Rollover Agreement are consummated in accordance with the terms of the Rollover Agreement, and (iii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the other Transactions and to pay all related Expenses.

(b)                                 Parent has delivered to the Company true, correct and complete copies of (i) an executed debt commitment letter, dated as of April 24, 2015, between Merger Sub and China Merchants Bank Co., Ltd., New York Branch, Wing Lung Bank and China Merchants Bank Co., Ltd., Offshore Banking Center (as may be amended, restated, replaced, supplemented, modified and substituted pursuant to Section 7.14, the “Debt Financing Commitment” or the “Financing Documents”), pursuant to which, the Financing Sources party thereto have agreed to provide the financing in the aggregate amount set forth in such Debt Financing Commitment (the “Debt Financing”, and together with the Equity Financing, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions and (iii) the Rollover Agreement. Each of the Financing Documents, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto.  Each of the Financing Documents has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated.  Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Financing Documents and will pay when due all other fees arising under the Financing Documents as and when they become due and payable thereunder.  Parent has also delivered to the Company true, complete and correct copies of all executed fee letters in connection with the Debt Financing Commitment (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts provided therein, such fee letters, the “Fee Letters”).

(c)                                                    As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Financing Documents, or, to the Knowledge of Parent, would otherwise excuse or permit the Financing Sources or the Rollover Shareholder to refuse to fund their respective obligations under the Financing Documents to which each is a party; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV.  Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in ARTICLE IV, or compliance by the Company with its obligations under this Agreement.  The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.  The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Debt Financing.

(d)                                                   There are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing to which Parent or any of its Subsidiaries is a party other than (i) as expressly set forth in the Financing Documents, and (ii) customary engagement letters and the Fee Letters.

Section 5.09                             Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Guarantee with respect to certain matters on the terms specified therein.  The Guarantee is in full force and effect and constitutes legal, valid, binding and enforceable obligations of the Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 5.10                             Brokers.  No broker, finder, consultant or investment banker (other than Primavera Capital Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11                             Ownership of Company Shares.  As of the date hereof, other than the Rollover Shares, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company, except for any Shares issuable pursuant to Company Share Incentive Plans.

Section 5.12                             Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.13                             Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts.  As of the date hereof, other than the Buyer Group Contracts, there are (i) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: the Rollover Shareholder, Parent, Merger Sub or any of their respective Affiliates, and (ii) no Contracts (whether oral or written) (A) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (B) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, or (C) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (D) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

Section 5.14                             Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 5.15                             Proxy Statement.  The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 5.16                             Vote/Approval Required.  No vote or consent of the holders of any class or series of shares of Parent is necessary to approve this Agreement or the Transactions, including the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub (which has been passed as a special resolution of the shareholder of Merger Sub prior to the Effective Time) is the only vote or consent of the holders of any class or series of shares of Merger Sub necessary to approve this Agreement, the Plan of Merger and the Transactions, including the Merger.

Section 5.17                             No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01                             Conduct of Business by the Company Pending the Merger

(a)                                                   The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its commercially reasonable efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their commercially reasonable efforts, consistent with past practice, to preserve substantially intact their business organization, maintain in effect all material Company Permits, keep available the service of its directors, officers and employees and maintain their current relationships and goodwill with customers, suppliers, distributors and others with which the Company or any of its Subsidiaries has material business relations as of the date hereof, in each case in all material respects.

(b)                                                   By way of amplification and not limitation, except (i) as required by applicable Law, (ii) as contemplated or permitted by any other provision of this Agreement, (iii) activities pursuant to Contracts that have been disclosed or provided to Parent, Merger Sub or any of their Affiliates or Representatives, or (iv) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i)                                     amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(ii)                                  issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any shares of the Company, or securities convertible or exchangeable into or exercisable for such shares, or any options, warrants or other rights of any kind to acquire any shares or such convertible or exchangeable securities (including share appreciation rights, phantom stock or similar instruments), other than in connection with (A) the exercise of Company Options outstanding on the date hereof, in accordance with their terms on the date hereof, (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options outstanding on the date hereof, in accordance with their terms on the date hereof, (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options outstanding on the date hereof, in accordance with their terms on the date hereof, (D) the issuance of Company securities as required to comply with any Company Share Incentive Plan in effect on the date of this Agreement, or (E) the transfer or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries; provided that any such sale, pledge, disposal, grant, encumbrance, issuance, redemption, purchase or acquisition shall not exceed US$10 million in the aggregate;

(iii)                               (A) sell, transfer, lease, pledge or otherwise dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, (C) authorize the sale, transfer, lease, pledge or other disposition of, or granting or placing of an Encumbrance on, any material assets of the Company or any of its Subsidiaries having a current value in excess of US$60 million in the aggregate, except (x) in the ordinary course of business and in a manner consistent with past practice or (y) any sale, transfer, lease, pledge or other disposition of securities between or among the Company and its direct or indirect wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice, or (D) adopt, pass any resolution to approve or make any petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv)                              declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries in the ordinary course of business and in a manner consistent with past practice;

(v)                                 reclassify, combine, split, subdivide or amend the terms of any of its shares or any share capital or other ownership interests of any of the Company’s Subsidiaries;

(vi)                              directly or indirectly acquire (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than (i) in the ordinary course of business, or (ii) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of US$15 million in any transaction or a related series of transactions or acquisitions;

(vii)                           incur, issue, renew, prepay, syndicate, redeem, acquire, refinance or modify any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to, or investments in, any Person which are in excess of US$15 million individually or US$60 million in the aggregate;

(viii)                        other than expenditures necessary to maintain existing assets in good repair, authorize or make any commitment with respect to, any single capital expenditure which is in excess of US$15 million or capital expenditures which are, in the aggregate, in excess of US$60 million;

(ix)                              make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable GAAP or applicable Law;

(x)                                 make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting or Tax accounting period, or take any action outside the ordinary course of business that could reasonably be expected to result in the Company or any of its Subsidiaries being required to include a material item of income in, or exclude a material deduction from, a Tax Return for a period beginning after the Closing Date;

(xi)                              except in the ordinary course of business consistent with past practice, enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xii)                           fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xiii)                        (A) transfer, sell, assign, mortgage, surrender, encumber, grant any security interest in, divest, cancel, disclaim, abandon, allow to lapse or expire (including by failure to pay required fees), dedicate to the public, or otherwise dispose of, any material Intellectual Property owned by the Company or any of its Subsidiaries, other than cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; (B) grant any material licenses or other material Contracts to any third party or enter into any covenant not to sue with respect to any Intellectual Property owned by the Company or any of its Subsidiaries except non-exclusive licenses in the ordinary course of business; (C) disclose to or allow to be disclosed to or discovered by any Person any material Trade Secrets except pursuant to valid and appropriate non-disclosure or license agreements or pursuant to obligations to maintain the security and confidentiality thereof arising by operation of law; or (D) fail to continue to follow and practice the intellectual property, information security, and privacy measures, policies and procedures of the Company or its Subsidiaries in substantially the same manner, consistent with past practice;

(xiv)                       except as required by any Company Share Incentive Plan in effect on the date hereof or as required by applicable Law and other than in the ordinary course of business and consistent with past practice or with respect to non-executive officer employees, (A) increase the compensation or fringe benefits of any of its directors, officers, employees or independent contractors, except as part of the annual salary review process; (B) grant any severance or termination pay, or any retention pay in an amount in excess of US$2 million; (C) waive or amend in any respect any performance, or vesting criteria or accelerate vesting, exercisability or funding under any Company Share Incentive Plan; (D) enter into or amend any employment, consulting or severance agreement or arrangement with any of its present directors, officers, employees or independent consultants, other than in the ordinary course of business consistent with past practice or with respect to non-executive officer employees, employees with an annual base salary of less than US$500,000; (E) establish, adopt, enter into or amend or terminate any Company Share Incentive Plan; (F) hire any new employees other than in the ordinary course of business; or (G) terminate the employment or services, as applicable, of any of its present directors or officers, other than a termination for cause;

(xv)                          pay, discharge, settle or satisfy any claim, Action, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of liabilities or obligations (A) as they become due in the ordinary course of business and consistent with past practice and (B) not in excess of US$60 million in the aggregate;

(xvi)                       engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(xvii)                    authorize, agree or commit to do any of the foregoing.

Section 6.02                             Conduct of Business by Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not:  (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03                             No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations.  Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01                             Proxy Statement and Schedule 13E-3.

(a)                                                   As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC a Schedule 13E-3. The Company, with the assistance of Parent and Merger Sub shall (i) respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 13E-3; and (ii) use commercially reasonable efforts to have the SEC confirm that it has no further comments thereto; provided, however, that no filing of the Schedule 13E-3, any amendments or supplements thereto, or any response to the SEC and no mailing of the Proxy Statement will be made by the Company unless Parent and its counsel has had a reasonable opportunity to review and propose comments which the Company shall consider in good faith; provided, further, however, that nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board (or the Special Committee) to effect a Change in the Company Recommendation.  The Company and Parent shall cooperate to distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur or any information be discovered which requires such action at any time prior to the Company Shareholders’ Meeting.  The Company will cause the information relating to the Company for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

(b)                                                   Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Schedule 13E-3 and the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Schedule 13E-3 and the Proxy Statement and resolution of comments of the SEC or its staff related thereto.  Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Schedule 13E-3 and the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement.  Each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Schedule 13E-3 and the Proxy Statement promptly following request therefor from the Company.

(c)                                                    Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02                             Company Shareholders’ Meeting.

(a)                                                   Subject to Section 9.01, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) take, in accordance with applicable Law and its memorandum and articles of association, all action necessary to call, give notice of, set a record date for, and convene the Company Shareholders’ Meeting which shall be no later than forty (40) days after the notice of the Company Shareholders’ Meeting is issued) for the purpose of obtaining the Company Shareholder Approval and (ii) mail or cause to be mailed a letter to shareholders, notice of meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Shares in connection with the solicitation of proxies for use at the Company Shareholders’ Meeting to the holders of Shares.

(b)                                                   Company may recommend the adjournment of the Company Shareholders’ Meeting to its shareholders to a later date (but in any event no later than five (5) Business Days prior to the End Date), and shall consider in good faith any request made by Parent to so adjourn the Company Shareholders’ Meeting, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.  For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 9.01(d), the Company shall not be required to convene the Company Shareholders’ Meeting and submit this Agreement to the holders of the Shares for approval.

(c)                                                    Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless permitted by this Agreement, required to do so by applicable Law, the memorandum and articles of association of the Company, or failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law. In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date (it being agreed that the Company shall consider in good faith any request made by Parent not to set such a new record date).

(d)                                                   Unless there has been a Change in the Company Recommendation pursuant to Section 7.03(d), the Company Board shall (i) make the Company Recommendation and include such Company Recommendation in the Proxy Statement and (ii) shall use commercially reasonable efforts to take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company to solicit the Company Shareholder Approval.  Upon the reasonable request of Parent, the Company shall use  commercially reasonable efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders’ Meeting as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

Section 7.03                             Go-Shop; Company Board Recommendation; Alternative Acquisition Agreement.

(a)                                 Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is thirty (30) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each, a “Solicited Person”) pursuant to one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and in no event later than twenty-four (24) hours) provide to Parent any information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within twenty-four (24) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of any proposal or offers regarding an Acquisition Proposal (including any amendments or modifications thereof) received from any Excluded Party (as defined below) and the identity thereof and provide to Parent copies of all previously unprovided relevant documents relating to such Acquisition Proposal. Except as otherwise expressly provided in Section 7.03(b), the Company shall (x) immediately cease any discussions with any person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected, to lead to an Acquisition Proposal, and (y) promptly request each person (other than Parent and any Excluded Party) that has heretofore executed a standstill, confidentiality or similar agreement in connection with such person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of the applicable agreement. Except as set forth in Section 7.03(b), immediately after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE IX, the Company agrees that neither it nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their respective Representatives to, directly or indirectly:

(i)                                     solicit, initiate or take any other action to knowingly facilitate or encourage any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(ii)                                  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal;

(iii)                               approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) providing for,  relating to, or reasonably be expected to result in any Acquisition Proposal;

(iv)                              amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; or

(v)                                 propose or agree to do any of the foregoing.

(b)                                                   Notwithstanding anything to the contrary in this Agreement, at any time after the Go-Shop Period End Date and prior to the receipt of the Company Shareholder Approval, the Company, its Subsidiaries and the Company’s and its Subsidiaries’ Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03:

(i)                                     grant a waiver, amendment or release under any standstill agreement for the purpose of allowing any Person or group of Persons to make an Acquisition Proposal;

(ii)                                  contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(iii)                               provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality

Agreement (a copy of which shall be promptly (in all events within 24 hours) provided to Parent); provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iv)                              engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(iii) or Section 7.03(b)(iv) above, the Company Board (or the Special Committee) shall have determined in good faith, based on the information then available and after consultation with its financial advisers and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in Section 7.03(a) with respect to any proposals or offers regarding an Acquisition Proposal submitted by a Solicited Person on or before the Go-Shop Period End Date if the Special Committee determines in good faith (after consultation with its outside financial advisor and legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (each such Solicited Person, an “Excluded Party”).

(c)                                                    Except as set forth in Section 7.03(d) and Section 7.03(e), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation or (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal (any of such actions described in foregoing clauses (A) or (B) being referred to as a “Change in the Company Recommendation”); provided, however, that a “stop, look and listen” communication by the Company Board (or the Special Committee) pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication with respect to an Acquisition Proposal, which did not result from any breach of this Section 7.03, shall not be deemed to be a Change in the Company Recommendation or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d)                                                   Notwithstanding anything to the contrary set forth in this Agreement but subject to compliance by the Company with this Section 7.03, at any time prior to obtaining the Company Shareholder Approval, the Company Board (or the Special Committee) may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement, if and only if:

(i)                                     (1) with respect to a Change in the Company Recommendation, the Company Board (or the Special Committee) determines in good faith, after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an bona fide written Acquisition Proposal that did not result from a breach of this Section 7.03, the Company Board (or the Special Committee) determines in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(ii)                                  prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(d), (A) the Company shall have provided prior written notice (the “Change or Termination Notice”) to Parent that the Company Board (or the Special Committee) intends to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify, if related to an Acquisition Proposal, the identity of the party making the Acquisition Proposal and the material terms thereof and which notice shall be accompanied by copies of all relevant documents relating to such Acquisition Proposal) and (B) the Company shall  (1) cause its financial and legal advisors to, during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Change or Termination Notice (or, if delivered after 5:00 p.m. Hong Kong Time or any day other than a Business Day, beginning at 5:00 p.m. Hong Kong Time on the next Business Day) and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement and/or the Financing Documents so that such third party proposal or offer would cease to constitute a Superior Proposal or so that the failure to effect a Change in the Company Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; provided that, with respect to a Change in the Company Recommendation made in connection with an Acquisition Proposal or a termination of this Agreement to enter into an Alternative Acquisition Agreement, in the event of any material revisions to such Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 7.03(d)(ii) with respect to such new written notice; provided, further, that with respect to the new written notice to Parent, the Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above;

(iii)                               following the end of the Notice Period (and any renewed period thereof), the Company Board (or the Special Committee) shall have determined in good faith (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that (1) with respect to a Change in the Company Recommendation, failure to effect a Change in the Company Recommendation would still reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal; and

(iv)                              in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a).

(e)                                                    Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or the Special Committee), from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement that the Company Board or the Special Committee has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, which is consistent with this Section 7.03, shall not be deemed to be a Change in the Company Recommendation).

(f)                                                     Following the Go-Shop Period End Date, the Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if it becomes aware that any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (or any committee thereof) or any Representative of the foregoing, indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal and the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed (including  on a reasonably current basis), of the status and terms of any such proposals or offers (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations (including providing to Parent copies of all relevant documents relating to such Acquisition Proposal).  None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

Section 7.04                             Access to Information; Confidentiality.

(a)                                 Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records (including Tax records and Tax and accounting working papers) thereof; and (ii) furnish Parent and its Representatives with such information concerning its business, properties, contracts, assets, liabilities, personnel and other data, analyses, projections, plans and information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if (w) such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (x) violate any Contract, Law or Order, (y) give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation), or (z) the Company determines in good faith that such books and records involve trade secrets of the Company or its Subsidiaries.  Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)                                                   All information provided or made available pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement.  Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives except any such Representative who is not one of Parent’s or its Affiliates’ directors, members, partners, officers or employees and who has agreed to be bound by the confidentiality and use terms of the Confidentiality Agreement (and any other terms which are applicable to such Representative) by execution of a letter agreement in the form of Exhibit A to the Confidentiality Agreement.

(c)                                                    No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05                             Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner.  The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”).  In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

(b)                                                   From and after the Effective Time, the Surviving Company shall indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the Transactions.  In addition, from and after the Effective Time, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry.

(c)                                                    Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year “tail” prepaid policy on the D&O Insurance.  In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.  In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the

Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 7.05(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company as set forth in Section 7.05(c) of the Disclosure Schedule (such three hundred percent (300%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 7.05(c) of the Company Disclosure Schedule); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d)                                                   In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)                                                    The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)                                                     The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.06                             Notification of Certain Matters.

(a)                                 From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the discovery of any fact or circumstance, or the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied or the satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section

7.06 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) be deemed to amend or supplement the Company Disclosure Schedule, or (C) limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 7.06(a) shall not constitute a failure of a condition to the Merger set forth in ARTICLE VIII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

(b)                                                   From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

Section 7.07                             Commercially Reasonable Efforts; Further Action.

(a)                                                   Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and its Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 hereof shall be prohibited by this sentence.

(b)                                                   Upon the terms and subject to the conditions of this Agreement, each party hereto agrees to (i) make appropriate filings, if necessary, pursuant to the PRC Anti-Monopoly Law with respect to the Transactions promptly following the date of this Agreement, (ii) supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law, and (iii) use its commercially reasonable efforts to obtain approval, consent or clearance from appropriate Governmental Authorities under the PRC Anti-Monopoly Law.

(c)                                                    Each party hereto shall promptly notify the other parties hereto of any material communication it receives from any Governmental Authority relating to any filing or submissions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws.  Each party agrees to provide promptly to the other parties all information and assistance reasonably necessary in connection with preparing and submitting such filings and obtaining the relevant approvals, consents or expiration of waiting periods in relation to such filings.

(d)                                                   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand shall, subject to applicable law, (i) permit counsel for the other party to review in advance and consider in good faith the views of the other party in connection with any proposed written communications with Governmental Authorities concerning the Transactions under the PRC Anti-Monopoly Law or other applicable antitrust, competition or fair trade Laws, and (ii) provide counsel for the other party with copies of all filings made by such party to, and give the other party the opportunity to attend and participate at any meeting with, any antitrust, competition, or fair trade Governmental Authority and all correspondence between such party (and its advisors) and any antitrust, competition, or fair trade Governmental Authority, and any other information supplied by such party and such party’s Affiliates to or received from any antitrust, competition, or fair trade Governmental Authority in connection with the proposed Transactions, provided, however, that such materials may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege and confidentiality concerns.

(e)                                                    Each party hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(f)                                                     Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(g)                                                    Notwithstanding anything in this Agreement to the contrary, in no event will any party hereto or any of their Affiliates (including, after the Effective Time, the Surviving Company) be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to sell, divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets or to pay any material amount (other than the payment of filing fees and fees of counsel).

Section 7.08           Obligations of Merger Sub.

(a)                                                   Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement.

(b)                                                   At the Company Shareholders’ Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger, the Merger or any of the other Transactions contemplated herein is sought, Parent shall, and shall cause its direct or indirect shareholders and their respective Affiliates to, vote their beneficially owned Shares in favor of granting the Company Shareholder Approval.

Section 7.09                             Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which shall be agreed to by each of Parent and the Company.  Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03).

Section 7.10                             Stock Exchange Delisting.  Parent shall use commercially reasonable efforts to cause the Shares to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting

Section 7.11                             Takeover Statute.  If the restrictions of any Takeover Statute are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and Company Board, using all commercially reasonable efforts to grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute on the Merger and the other Transactions.

Section 7.12                             Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and its Subsidiaries designated by Parent.

Section 7.13                             Participation in Litigation.  Prior to the Effective Time, each of Parent and the Company shall (i) give prompt notice to each other of any Action commenced or, to its knowledge, threatened against it which relate to this Agreement and the Transactions and (ii) give each other reasonable opportunity to participate in the defense or settlement of any shareholder Action against it and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and neither the Company nor Parent shall take any action to adversely affect or prejudice any such Action, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.14                             Financing.

(a)                                                   Each of Parent and Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing in a timely manner including to (i) maintain in effect the Financing Documents, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents that are within their respective control, other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with its obligations under this Agreement), and (iii) assuming all conditions precedent in the Financing Documents have been satisfied, subject to the requirements of Section 2.02, draw upon and consummate the Financing at or prior to the Closing.

(b)                                                   If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Financing Commitment, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use commercially reasonable efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than ten (10) Business Days prior to the End Date), on terms and conditions not materially less favorable, in the aggregate and from the standpoint of the Company, to Parent and Merger Sub than those contained in the Debt Financing Commitment, in an amount sufficient (assuming the Rollover Shares are cancelled without payment of consideration as contemplated by and in accordance with the Rollover Agreement) to consummate the Merger and the other Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters).  Any reference in this Agreement to (A) the “Debt Financing” shall mean the debt financing contemplated by the Debt Financing Commitment as amended, restated, supplemented, replaced, substituted or modified pursuant to this Section 7.14(b) and Section 7.14(c) below, (B) any reference in this Agreement to the “Debt Financing Commitment” shall be deemed to include the Debt Financing Commitment to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Alternative Debt Financing Documents to the extent then in effect) and (C) any reference in this Agreement to “Fee Letter” shall be deemed to include any Fee Letter relating to the Debt Financing Commitment to the extent  so amended, restated, supplemented, replaced, substituted or modified (including in connection with any Alternative Debt Financing Documents to the extent then in effect).

(c)                                                    Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (it being understood that the

Debt Financing or the Equity Financing may be reduced so long as the Debt Financing or the Equity Financing is increased by a corresponding amount) or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify to the Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (B)  adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents.  Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the Financing Sources under the Financing Documents except as expressly contemplated hereby.

(d)                                                   Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing (including any Alternative Debt Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in ARTICLE VIII and the requirements of Section 2.02.

(e)                                                    Parent shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Financing Document, or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened breach or threatened termination by any party to any Financing Document, and (ii) prior to the Closing, otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Financing.

(f)                                                     Nothing in this Section 7.14 or any other provision of this Agreement shall require, and in no event shall the “commercially reasonable efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to (i) waive any term or condition of this Agreement or (ii) pay any fees in excess of those contemplated by the Financing (whether to secure waiver of any conditions contained therein or otherwise), or (iii) commence any legal action or proceeding against any Financing Source.

Section 7.15                             Financing Assistance. Prior to the Closing, the Company shall, and shall use commercially reasonable efforts to cause each of its Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries), including using reasonable efforts to (i) as promptly as reasonably practicable furnish to Parent and Merger Sub and the Financing Sources all Required Information, (ii) participate in a reasonable number of meetings, presentations, due diligence sessions with the Financing Sources and cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable for the Debt Financing, (iii) to the extent customary and in accordance with applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivery at the Closing, any definitive documents for the Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Parent, provided that no such definitive documents in this clause (iv)

shall be effective until the Effective Time, (v) using commercially reasonable efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Financing Sources or the Debt Financing Commitment, (vi) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date, and (vii) furnish all documentation and other information required by Governmental Authorities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Debt Financing, including the United States, Cayman Islands and PRC, provided that the information provided hereunder shall be subject to the terms of the Confidentiality Agreement.  Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.15 or otherwise in connection with any Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time.  Nothing contained in this Section 7.15 or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing prior to the Effective Time.  Parent shall promptly, upon the termination of this Agreement, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.15 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. The term “Financing Sources” means the parties to the Debt Financing Commitment as in effect from time to time and together with their respective current, former and future Affiliates, officers, directors, agents, partners, members, employees and representatives involved in the Debt Financing and their respective successors and assigns.

Section 7.16                             No Amendment to Buyer Group Contracts.  Parent and Merger Sub shall not, and shall cause its respective Affiliates not to (a) amend, modify, withdraw, waive or terminate any Buyer Group Contract or (b) enter into or modify any other Contract relating to the Transactions.

Section 7.17                             Management.  In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 7.18                             Actions Taken at Direction of Parent or Chairman.  Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Mr. Michael Yufeng Chi, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01                             Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)                                                   Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)                                                   No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect or is pending, proposed or threatened or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02                             Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)                                                   Representations and Warranties.  (i) The representations and warranties set forth in Section 4.03(a) and the first sentence of Section 4.03(b) shall be true and correct in all respects (except for de minimus inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and (ii) the representations and warranties of the Company contained in this Agreement (other than the representations and warranties set forth in Section 4.03(a) and the first sentence of Section 4.03(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except (A) in the case of clauses (i) and (ii) above, to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (B) in the case of clause (ii) above where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect.

(b)                                                   Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)                                                    Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d)                                                   Officer’s Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03                             Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)                                                   Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions.

(b)                                                   Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c)                                                    Officer’s Share Certificate.  Parent and Merger Sub shall have delivered to the Company certificates, dated the Closing Date, signed by a director of each of Parent and Merger Sub, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04                             Frustration of Closing Conditions.   None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in ARTICLE VIII to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, including as required by and subject to Section 7.07, Section 7.14 and Section 7.15.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01                             Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (a) in the case of the Company, the Company Board (or the Special Committee), and (b) in the case of Parent, the sole director of Parent, as follows:

(a)                                                   by the mutual written consent of Parent and the Company; or

(b)                                                   by either Parent or the Company if:

(i)                                     the Effective Time shall not have occurred on or before the End Date;

(ii)                                  any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; or

(iii)                               the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or at any adjournment thereof;

provided, however, that in each of (i) through (iii) above, the right to terminate this Agreement pursuant this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied;

(c)                                                    by Parent:

(i)                                     upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) thirty (30) Business Days following receipt of written notice by the Company from Parent of such breach and (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

(ii)                                  if (x) there shall have been a Change in the Company Recommendation; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.01(c)(ii)(x) shall expire on the earlier of (I) ten (10) Business Days after a Change in the Company Recommendation and (II) the opening of the polls at the Company Shareholder Meeting with respect to the Company Shareholder Approval, (y) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (z) the Company failed to hold the Company Shareholders’ Meeting no later than five (5) Business Day prior to the End Date; or

(d)                                                   by the Company:

(i)                                     upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, shall not have been cured within the earlier of (A) thirty (30) Business Days following receipt of written notice by Parent from the Company of such breach and (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii)                                  prior to obtaining the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d),

(iii)                               Company has effected a Change in the Company Recommendation or has resolved to take any such action; or

(iv)                              if (A) all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five (5) Business Days following the date on which the Closing shall have occurred pursuant to Section 2.02, and (C) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions in Section 8.03 and (y) the Company stands ready, willing and able to consummate the Transactions during such period.

Section 9.02           Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b) (with respect to Parent’s confidentiality obligations), Section 7.09 (Public Announcements), Section 9.03 (Fees and Expenses) and ARTICLE X (General Provisions) which shall remain in full force and effect and (b) subject to Section 9.03(f), nothing in this Section 9.02 shall relieve any party from liability for any knowing and intentional breach of, or fraud in connection with this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.03           Fees and Expenses.

(a)                                                   If this Agreement is validly terminated by

(i)                                     Parent, pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii); or

(ii)                                  the Company, pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii);

then in any such event, the Company shall pay or cause to be paid to Parent or its designee (A) promptly (but in any event no later than two (2) Business Days after Parent validly terminates this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), or (B) on the date the Company terminates this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), an amount equal to $10,000,000 (the “Company Termination Fee”) and, which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

(b)                                                   In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (ii) neither Parent nor Merger Sub shall have been in material breach of any of its representations, warranties or covenants under this Agreement that would result in the conditions set forth in Section 8.03(a) or Section 8.03(b) not being satisfied and would not be curable or, if capable of being cured, shall not have been cured within the earlier of (x) ten (10) Business Days following receipt of written notice by Parent from the Company of such breach and (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, (iii) at or prior to the time of the termination of this Agreement a third party shall have publicly disclosed and not withdrawn a bona fide Acquisition Proposal, provided that for purposes of this Section 9.03(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) (such Acquisition Proposal, the “Outstanding Proposal”), and (iv) within one hundred eighty (180) days following the termination of this Agreement, the transactions contemplated by such Outstanding Proposal is consummated, then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after such transactions are consummated.

(c)                                                    If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), then in any such event, Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than two (2)) Business Days) after the Company validly terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), a termination fee (the “Parent Termination Fee”) of an amount equal to $20,000,000, which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(d)                                                   Except as set forth in this Section 9.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(e)                                                    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement.  Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee or Parent Termination Fee, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on the amount of (i) the Company Termination Fee or Parent Termination Fee, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f)                                                     Notwithstanding anything herein to the contrary, (i) in the event that this Agreement is terminated by the Company pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii) or by Parent pursuant to Section 9.01(c)(ii), in each case in connection with to an Acquisition Proposal received by the Company on or before the Go-Shop Period End Date, the “Company Termination Fee” shall mean a fee in the amount of $5,000,000 and (ii) neither the Company nor Parent shall in any event be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion.  Subject to Section 10.06 and Section 9.03(e), (x) if the Company pays the Company Termination Fee pursuant to Section 9.03(a) or Section 9.03(b), then any such payment shall be the sole and exclusive remedy of Parent, Merger Sub and the Guarantor and their respective Affiliates against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of the Company, any of its Subsidiaries and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Transactions or the failure of the Merger to be consummated, (y) if Parent pays, and the Company receives, the Parent Termination Fee pursuant to Section 9.03(c), then any such payment shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors and none of Parent, Merger Sub, the Guarantor, the Financing Sources and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates, employees, representatives, agents or successors shall have any further liability or obligation relating to or arising out of this Agreement, the Guarantee, the Financing Documents, the Transactions or the

failure of the Merger to be consummated and (z) (A) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee under Section 9.03(a) or Section 9.03(b), the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement and (B) if the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 9.03(c), the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent or Merger Sub to the Company in respect of any such breaches of this Agreement.  Notwithstanding anything herein to the contrary but subject to Section 10.06, in no event shall the Company be entitled to seek or obtain recovery or judgment in excess of the Parent Termination Fee against the Financing Sources, including for any type of damage relating to this Agreement or the Transactions, whether at law or in equity, in contract, tort or otherwise and (ii) no Financing Source shall be subject to any special, consequential, punitive or indirect damages.

Section 9.04                             Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or, in the case of the Company, the Special Committee), at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Law requires further approval by the shareholders of the Company without such approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05                             Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement.  Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01                      Non-Survival of Representations, Warranties, Covenants and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including ARTICLE II, ARTICLE III, Section 7.04(b), Section 7.04(d), Section 7.05, Section 9.03 and this ARTICLE X)

that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02                      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

19/F Perfect World Plaza, Tower 306 86 Beiyuan Road, Chaoyang District Beijing 100101 People’s Republic of China Attention: Michael Yufeng Chi Facsimile: +86 21 6109 7022

with a copy to:

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai, 200040

People’s Republic of China

Attention: Jie (Jeffrey) Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

USA

Attention: Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

if to the Company:

Perfect World Co., Ltd.
Perfect World Plaza
Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, People’s Republic of China
Attention: Robert Hong Xiao
Telephone: +86-10-5780-5700 Facsimile: +86-10-5780-5713 Email: ir@pwrd.com with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Telephone:

Attention: Peter Huang

Facsimile: +86 10 6535 5577

Email: peter.huang@skadden.com

Section 10.03                      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04                      Entire Agreement; Assignment.

(a)                                                   This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule), the Rollover Agreement, the Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

(b)                                                   No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates or (ii) any Financing Sources for the Debt Financing pursuant to the terms of such Debt Financing (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing); provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub. Any purported assignment not permitted under this Section 10.04(b) shall be null and void.

Section 10.05                      Parties in Interest.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) as set forth in or contemplated by the terms and provisions of Section 7.05 (which is intended to be for the benefit of the Persons covered thereby), (ii) with respect to holders of Company Shares as set forth in Section 3.01(a), and (iii) with respect to holders of Company Options as set forth in Section 3.04. It is understood that such rights of third-party beneficiaries under Section 3.01(a), Section 3.04 and Section 7.05 shall not arise unless and until the Effective Time occurs, and for the Financing Sources for the Debt Financing and their respective successors, Representatives and permitted assigns, their respective rights and third party benefits under this Section 10.05, Section 9.03(f), Section 10.04(b), Section 10.07(b) or Section 10.09 shall not arise unless and until the Effective Time occurs. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of the date hereof or as of any other date.

Section 10.06                      Specific Performance; Limitation on Damages.

(a)                                                   The parties agree that irreparable damage would occur in the event that a party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief to a party on the basis that (i) such party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.  In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction.  Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, the remedies available to each party pursuant to this Section 10.06 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 9.03(a) and Section 9.03(b) or the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.03(c).  Notwithstanding anything in this Agreement to the contrary, (A) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (I) Parent Termination Fee, and (II) any reimbursement obligation of Parent pursuant to Section 9.03(e), and (B) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (I) the Company Termination Fee and (II) any reimbursement obligation of the Company pursuant to Section 9.03(e).

(b)                                                   Notwithstanding the foregoing, the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief to cause Parent and Merger Sub to cause the Equity Financing to be funded simultaneously with the receipt of the Debt Financing (whether under this Agreement or the Guarantee) shall be subject to the requirements that:

(i)                                     all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub

(ii)                                  the Debt Financing (and/or, in the event Alternative Debt Financing has been obtained in accordance with Section 7.14 for all or a portion of the Debt Financing, such Alternative Debt Financing) has been funded or would be funded in accordance with the terms thereof at the Closing, if the Equity Financing is funded at the Closing, and

(iii)                               the Company has irrevocably confirmed to Parent in writing that if the Equity Financing and the Debt Financing were funded, it would take such actions that are within its control to cause the Closing to occur.

Section 10.07                      Governing Law.

(a)                                                   This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (other than those provisions set forth in this Agreement that are required to be governed by the CICL).  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

(b)                                                   With respect to any action or proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) against any Financing Source arising out of or relating to this Agreement, the Transactions, the Debt Financing (including any Alternative Debt Financing), the Debt Financing Commitment (including in respect of any Alternative Debt Financing) or the performance of services thereunder, each of the parties hereto agrees that (i) such action or proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom, (ii) it shall not bring or permit any of its respective Affiliates to bring any action or proceeding referred to in this Section 10.07(b), or voluntarily support any other Person in bringing any such action or proceeding, in any other courts, (iii) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, any right to trial by jury in respect of any such action or proceeding, (iv) it waives to the fullest extent permitted by applicable Law, on behalf of itself and each of its respective Affiliates, and agrees not to assert, and to cause its Affiliates not to assert, by way of motion, defense or otherwise, in any such action or proceeding, any claim that it or such Affiliate is not subject personally to the jurisdiction of the above-named courts, that its or such Affiliate’s property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 10.08                      Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.09                      Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions, the Debt Financing (including any Alternative Debt Financing) or the Debt Financing Commitment (including in respect of any Alternative Debt Financing).  Each of the parties hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Perfect Peony Holding Company Limited

By	/s/ Michael Yufeng Chi
Name: Michael Yufeng Chi
Title: Director

Perfect World Merger Company Limited

By	/s/ Michael Yufeng Chi
Name: Michael Yufeng Chi
Title: Director

Perfect World Co., Ltd.

By	/s/ Robert Hong Xiao
Name: Robert Hong Xiao
Title: Chief Executive Officer